SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 15, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM PARTICIPAÇÕES S.A.
ITEM 6.8 OF THE RULES OF DIFFERENTIATED PRACTICES OF CORPORATE GOVERNANCE
RELATED PARTIES TRANSACTIONS 1
September 30, 20082

ITEM	RELATED PARTIES CONTRACT SUBJECT AND CHARACTERISTICS OF THE CONTRACT	RELATION WITH BRASIL TELECOM PARTICIPAÇÕES S.A.	ORIGINAL AMOUNT		MATURITY OR TERM	CONDITIONS FOR CANCELLATION OR MATURITY	BALANCE
			R$ thousand	Date			R$ thousand	Date
01	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom S.A. on a loan in the amount of R$ 30 million – FCO Loan	Controlled Company (Brasil Telecom S.A.)	30,000	Apr/19/2006	Apr/01/2011		19,522	Sep/30/2008
02	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom S.A. on a loan up to the amount of US$ 46.387 million – 63 Resolution	Controlled Company (Brasil Telecom S.A.)	100,055	Jan/31/2000	Jul/31/2013		18,347	Sep/30/2008
03	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom S.A. on a loan in the amount of R$ 1,268 million – 2004 BNDES Loans	Controlled Company (Brasil Telecom S.A.)	1,245,462	Ago/26/2004	Apr/15/2011		610,530	Sep/30/2008
04	Pledge Agreement contract by the rate of 0.12% p.a., established between Brasil Telecom S.A. and Brasil Telecom Participações S.A. in order to issue performance bond.	Controlled Company (Brasil Telecom S.A.)	104,021 [3]	Mar/31/2008	Dec/05/2012[4]		103,669	Sep/30/2008
05	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom S.A. on the debentures’ issuance in the amount of R$ 1,080 million – 4th Public Debentures’ Issuance	Controlled Company (Brasil Telecom S.A.)	1,080,000	Jun/01/2006	Jun/01/2013		1,126,485	Sep/30/2008
06	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom S.A. on a loan in the amount of R$ 2,104 million – 2006 BNDES Loans	Controlled Company (Brasil Telecom S.A.)	800,000	Nov/21/2006	May/15/2014		1,423,960	Sep/30/2008
			395,000	Oct/29/2007	May/15/2014
			205,000	Nov/27/2007	May/15/2014

_______________________________
1 The Company have to inform all contracts (independently of being only one or various contracts, having the same purposes or not) that reach, in a 1-year period, R$200,000 or 1% of the Company’s Shareholders Equity, whichever is higher.
[2] Non-audited data
[3] Refers to the guaranteed value on the contract on Mar/31/2008. The Final Balance is consolidated with all current obligations (guarantee-insurance policy), regardless of the contract that it refers to.
[4] Maturity of the last obligation assumed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.